UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              WCI Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92923C104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Peter A. Nussbaum, Esq.
                          S.A.C. Capital Advisors, LLC
                            72 Cummings Point Road
                               Stamford, CT 06902
                                  (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 20, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



---------------------------                        -----------------------------
CUSIP No. 92923C104            SCHEDULE 13D        Page 2 of 8 Pages
---------------------------                        -----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      4,012,000
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,012,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,012,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

---------------------------                        -----------------------------
CUSIP No. 92923C104            SCHEDULE 13D        Page 3 of 8 Pages
---------------------------                        -----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      4,012,000
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                4,012,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,012,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

---------------------------                        -----------------------------
CUSIP No. 92923C104            SCHEDULE 13D        Page 4 of 8 Pages
---------------------------                        -----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      4,012,000
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                4,012,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,012,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

---------------------------                        -----------------------------
CUSIP No. 92923C104            SCHEDULE 13D        Page 5 of 8 Pages
---------------------------                        -----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      4,012,000
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,012,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,012,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

     The Schedule 13D filed on March 20, 2007 by S.A.C. Capital Advisors, LLC ("SAC Capital Advisors"), S.A.C. Capital Management, LLC ("SAC Capital Management"), S.A.C. Capital Associates, LLC ("SAC Capital Associates") and Steven A. Cohen (collectively, the "Reporting Persons"), relating to the common stock, par value $0.01 per share, of WCI Communities, Inc., a Delaware corporation (the "Issuer") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the shares of Common Stock reported herein were derived from investment funds of SAC Capital Associates. A total of approximately $72,646,562 was paid to acquire such shares. Such shares were acquired through, and are held by SAC Capital Associates in, a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

ITEM 4.        PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

     On August 20, 2007, the Issuer announced that it and affiliates of Carl Icahn had settled their pending proxy contest with respect to the 2007 annual meeting of stockholders. As part of their settlement, the Issuer agreed to nominate and approve, among others, Craig W. Thomas for election as a director of the Issuer at the annual meeting. Mr. Thomas is a portfolio manager at SAC Capital Advisors. Among other things, the settlement agreement and a related amendment to the Issuer's Bylaws purport to provide SAC Capital Advisors with the right to select a replacement for Mr. Thomas if he is unable or unwilling to serve on the Board (subject to certain approval rights of the Issuer and affiliates of Mr. Icahn). None of the Reporting Persons is party to the settlement agreement or any other agreement, arrangement or understanding with respect to the amendment to the Issuer's Bylaws. Copies of the settlement agreement and the Bylaw amendment were filed by the Issuer on August 21, 2007 as Exhibits 10.4 and 3.1, respectively, to its Form 8-K.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the close of business on August 21, 2007, the Reporting Persons beneficially own an aggregate of 4,012,000 shares of Common Stock, representing approximately 9.5% of the shares of Common Stock outstanding. The percentages used herein are based upon the 42,072,124 shares of Common Stock reported to be outstanding as of August 17, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 22, 2007.

     Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the 4,012,000 shares of Common Stock, representing approximately 9.6% of the shares of Common Stock outstanding, directly beneficially owned by SAC Capital Associates. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the shares of Common Stock directly beneficially owned by SAC Capital Associates. Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the 4,012,000 shares of Common Stock, representing approximately 9.5% of the shares of Common Stock outstanding, directly beneficially owned by SAC Capital Associates.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,012,000 shares of Common Stock, constituting approximately 9.5% of such class of securities;

     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,012,000 shares of Common Stock, constituting approximately 9.5% of such class of securities;

     (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,012,000 shares of Common Stock, constituting approximately 9.5% of such class of securities; and

     (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,012,000 shares of Common Stock, constituting approximately 9.5% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected on the New York Stock Exchange in open market purchases through various brokerage entities.

     (d) No person other than SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer. An affiliate of the Reporting Persons currently holds $9,850,000 of the Issuer's 9 1/8 percent senior subordinated notes due May 1, 2012.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.  Schedule A - Sixty Day Trading History
2.  Exhibit A - Joint Filing Agreement (previously filed)

                                 SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2007


S.A.C. CAPITAL ADVISORS, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name:  Peter Nussbaum
    Title: Authorized Person



S.A.C. CAPITAL MANAGEMENT, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name:  Peter Nussbaum
    Title: Authorized Person



S.A.C. CAPITAL ASSOCIATES, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name:  Peter Nussbaum
    Title: Authorized Person



STEVEN A. COHEN

By: /s/ Peter Nussbaum
    ---------------------------
    Name:  Peter Nussbaum
    Title: Authorized Person

                                  EXHIBIT INDEX


1.  Schedule A - Sixty Day Trading History
2.  Exhibit A - Joint Filing Agreement (previously filed)

                                   Schedule A

                            Sixty Day Trading History

------------------------------- ------------ ----------------- -----------------
       Transacting Entity           Date          Quantity      Price Per Share
                                              Purchased (Sold)        ($)
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        400                9.55
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.56
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.60
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        600                9.61
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        300                9.62
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.63
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        800                9.64
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.70
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        200                9.75
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.78
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.79
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        300                9.80
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        600                9.81
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        1800               9.82
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        300                9.83
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        2100               9.84
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        1000               9.85
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        100                9.87
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        200                9.88
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        200                9.89
------------------------------- ------------ ----------------- -----------------
S.A.C. Capital Associates, LLC    7/31/2007        2500               9.99
------------------------------- ------------ ----------------- -----------------